UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              2KSounds Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    96753X103
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                                    (CUSIP #)

                                   Carl Harris
                         21700 Oxnard Street, Suite 1030
                        Woodland Hills, California 91367
                                 (818) 593-2225
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.

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1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Carl Harris
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2. Check the Appropriate Box If a Member of a Group (See Instructions)

     (a)  [ ]
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     (b)  [ ]
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3.   SEC Use Only
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4.       Source of Funds (See Instructions) AF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [x]

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6. Citizenship or Place of Organization United States
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               7. Sole Voting Power 175,579,160
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  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY
 OWNED BY      8.   Shared Voting Power
    EACH                                   ----------------------------------
  REPORTING    _________________________________________________________________
   PERSON
    WITH       9.   Sole Dispositive Power    175,579,160
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               10.  Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                              175,579,160
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [ ]

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13. Percent of Class Represented by Amount in Row (11) 36.4%
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14. Type of Reporting Person (See Instructions)

         IN
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

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $.001 per share (the "Common Stock") of 2KSounds Corporation, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 21700 Oxnard Street, Suite 1030, Woodland Hills, CA 91367.

ITEM 2. IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Carl Harris.

         (b) The business address of Carl Harris is 21700 Oxnard Street, Suite 1030, Woodland Hills, CA 91367.

         (c) Carl Harris is presently employed as the Chief Executive Officer of the Company, an entertainment industry company. Carl Harris is also the managing member and 100% equity owner of Big Interactive Group, LLC ("Big Interactive"), a Delaware limited liability company engaged in the business of acquisitions of entertainment industry companies. The address of Big Interactive is 324 North Diamond Bar Boulevard, Diamond Bar, CA 91765. As of the date of this filing, Big Interactive is the beneficial owner of approximately 36.4% of the outstanding shares of Common Stock of the Company.

         (d) In 2001, Carl Harris pled guilty in a proceeding in United States District Court, Central District of California, Santa Ana, involving misrepresentation in connection with the purchase of real estate. Mr. Harris received a sentence of 14 months and is currently on probation. Mr. Harris is in full compliance with the terms thereof.

         (e) During the last five years, Carl Harris was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made Carl Harris subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 30, 2003, Big Interactive purchased 90,000,000 shares of the Common Stock of the Company, pursuant to a subscription agreement (the "Subscription Agreement") by and between Big Interactive and the Company. Carl Harris is the managing member and 100% owner of Big Interactive. Pursuant to the Subscription Agreement, Big Interactive issued a promissory note to the Issuer in the principal amount of $270,000, representing the purchase price of such shares.

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

Also on March 30, 2003, Big Interactive purchased an aggregate of 85,579,160 shares of the Common Stock of the Company from Bruce Gladstone and Michael Blakey, pursuant to a stock purchase agreement (the "Stock Purchase Agreement") by and among Big Interactive, Bruce Gladstone and Michael Blakey. Pursuant to the Stock Purchase Agreement, Big Interactive issued promissory notes to Bruce Gladstone and Michael Blakey in the aggregate principal amount of $171,156.38, representing the purchase price of such shares.

ITEM 4. PURPOSE OF TRANSACTION

The 175,579,160 shares of Common Stock of the Company were acquired by Big Interactive in connection with the closing of the transactions contemplated by the March 20, 2003 Subscription Agreement and Stock Purchase Agreement transactions described above in Item 3 of this Schedule 13D, and were acquired for investment purposes. Except in the ordinary course of business, Carl Harris has not formulated any plans or proposals that would result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board or directors or management of the Company, (e) any material change in the Company's capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) According to the Company, there were 482,993,622 shares of Common Stock outstanding as of April 10, 2002. Carl Harris is the beneficial owner of 175,579,160 shares of Common Stock, which represents approximately 36.4% of the Company's Common Stock.

     (b) Carl Harris has the sole power to direct the vote of the 175,579,160 shares of Common Stock beneficially owned by Carl Harris, and the sole power to direct the disposition of such shares.

     (c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares of Common Stock effected during the past sixty days by Carl Harris.

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

     (d) Not Applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Carl Harris and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are hereby incorporated by reference to the Current Report on Form 8-K filed with the United States Securities and Exchange Commission on March 27, 2003:

     (i) Subscription Agreement by and between 2KSounds Corporation and Big Interactive Group, LLC, dated March 30, 2003.

     (ii) Promissory Note issued by Big Interactive Group, LLC, to 2KSounds Corporation, dated March 30, 2003.

     (iii) Guaranty by Carl Harris of Promissory Note issued by Big Interactive Group, LLC, to 2KSounds Corporation dated March 30, 2003.

     (iv) Stock Purchase Agreement by and among Big Interactive Group, LLC, Michael Blakey and Bruce Gladstone, dated March 30, 2003.

The following document is hereby incorporated by reference to the Schedule 13D filed with the United States Securities and Exchange Commission on April 4, 2003:

      (i) Form of promissory note issued by Big Interactive Group, LLC to Bruce Gladstone and Michael Blakey, dated March 30, 2003.

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



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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April 11, 2003

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/s/ Carl Harris

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Carl Harris




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